Exhibit 99.1

Press Release

For Immediate Release

Contact:	Christopher D. Myers
President and CEO
(909) 980-4030

CVB Financial Corp. Reports Third Quarter Earnings for 2016

•	Net earnings were $25.4 million for the third quarter of 2016, or $0.23 per share.
•	Average total loans and leases increased by $58 million for the quarter.
•	CVB Financial Corp. and Valley Commerce Bancorp announce a merger agreement.

Ontario, CA, October 19, 2016-CVB Financial Corp. (NASDAQ:CVBF) and its subsidiary, Citizens Business Bank (“the Company”), announced earnings for the quarter ended September 30, 2016.

CVB Financial Corp. reported net income of $25.4 million for the quarter ended September 30, 2016, compared with $25.5 million for the second quarter of 2016 and $27.9 million for the third quarter of 2015. This represents a decrease of $66,000 over the prior quarter and a decrease of $2.4 million from the third quarter of 2015. Diluted earnings per share were $0.23 for the third quarter of 2016, compared to $0.23 in the prior quarter and $0.26 for the same period last year.

On September 22, 2016, we announced that we entered into a merger agreement with Valley Commerce Bancorp (“VCBP”), pursuant to which its subsidiary, Valley Business Bank will merge into Citizens Business Bank. Valley Business Bank has four branch locations and total assets of approximately $416 million. This acquisition is a good strategic fit as VCBP is a well-regarded 20 year institution that strengthens our geographic footprint in the Central Valley area of California. We expect to close in the first quarter of 2017, subject to regulatory and Valley Commerce Bancorp shareholders’ approvals.

Chris Myers, President and CEO of Citizens Business Bank, commented, “With the announcement of the merger with Valley Commerce Bancorp, we continued to execute our strategy of small, strategic acquisitions that will augment our organic growth model. Earlier this year, we successfully completed the acquisition and integration of County Commerce Bank (“CCB”), which expanded our presence along the Central Coast. We believe our acquisition strategy is gaining momentum.” Myers commented further on the quarter, “Organic loan and deposit production was solid as both our new and existing banking teams are producing positive results. During the quarter we experienced continued improvement in our asset quality measurements, highlighted by more than $2 million in net recoveries and a significant reduction in our non-performing assets.”

Net income of $25.4 million for the third quarter of 2016 produced an annualized return on beginning equity of 10.21%, an annualized return on average equity of 10.05% and an annualized return on average assets of 1.23%. The efficiency ratio for the third quarter of 2016 was 45.62%, compared to 45.78% for the prior quarter and 44.05% for the same period last year.

Net income totaled $74.4 million for the nine months ended September 30, 2016. This represented an increase of $3.8 million, or 5.42%, when compared with net income of $70.5 million for the same period of 2015. The first nine months of 2016 included $2.0 million in loan loss provision recapture. This compares to $4.5 million in loan loss provision recapture and $13.9 million in pre-tax debt termination expense for the first nine months of 2015. Diluted earnings per share were $0.69 for the nine months ended September 30, 2016, compared to $0.66 for the same period of 2015. Net income for the nine months ended September 30, 2016 produced a return on beginning equity of 10.76%, a return on average equity of 10.14% and a return on average assets of 1.24%. The efficiency ratio for the nine months ended September 30, 2016 was 46.54%, compared to 50.71% for the nine months ended September 30, 2015. Excluding the impact of the debt termination expense, the efficiency ratio was 44.24% for nine months ended September 30, 2015.

Net interest income before recapture of loan loss provision was $63.2 million for the quarter, which was a $2.8 million, or 4.24%, decrease over the second quarter of 2016 and a $2.8 million, or 4.18%, decrease over the third quarter of 2015. Total interest income and fees on loans for the third quarter of 2016 of $47.8 million decreased $2.5 million, or 4.98%, from the second quarter of 2016 and $1.1 million, or 2.19%, from the third quarter of 2015. The second quarter of 2016 included $2.6 million in nonaccrued interest and loan fee recapture as a result of the payoff of three loans classified as troubled debt restructured loans (“TDR”). The third quarter of 2015 included the recognition of $2.8 million in nonaccrued interest income as a result of the payoff of one nonperforming loan. Total investment income declined by $549,000, or 3.28%, from $16.8 million in the second quarter of 2016 to $16.2 million for the third quarter of 2016. Investment income also decreased $2.0 million, or 10.78%, from the third quarter of 2015.

Noninterest income was $9.2 million for the third quarter of 2016, compared with $9.3 million for the second quarter of 2016 and $8.4 million for the third quarter of 2015. For the first nine months of 2016, noninterest income was $27.1 million, compared to $24.8 million for the same period of 2015. The year-over-year increase of $2.4 million was primarily due to a $1.1 million net gain on sale of loans in the first quarter of 2016, a $272,000 net gain on the sale of our Porterville branch during the second quarter of 2016, and a $548,000 gain on the sale of investment securities in the third quarter of 2016. In addition, during the first nine months of 2015, there was a negative impact on noninterest income of $803,000 resulting from the FDIC loss sharing agreement.

Noninterest expense for the third quarter of 2016 was $33.0 million, compared to $34.4 million for the second quarter of 2016 and $32.7 million for the third quarter of 2015. The $1.4 million decline was mostly the result of a $1.1 million decrease in salary and benefit expense. The $264,000 increase when compared to the third quarter of 2015 was primarily the result of increased occupancy expense of $288,000 and increased merger related costs for both the VCBP and CCB acquisitions of $278,000, partially offset by a $420,000 decrease in professional services expense. As a percentage of average assets, noninterest expense was 1.59% for the quarter, compared to 1.73% for the second quarter of 2016 and 1.71% for the third quarter of 2015.

Noninterest expense for the first nine months of 2016 was $6.9 million lower than the prior year period, as $13.9 million in debt termination expense was incurred in the first nine months of 2015. Excluding the impact of the debt termination expense, noninterest expense of $101.8 million increased $6.9 million, or 7.29%, year-over-year. This increase was primarily due to a $3.9 million increase in salaries and employee benefits, principally due to $2.8 million in additional compensation related expenses resulting from the acquisition of CCB, the opening of our Santa Barbara commercial banking center in January 2016, and other strategic new hires. Year-over-year increases also included $608,000 in health care costs and payroll taxes, primarily due to growth in personnel. Acquisition expenses for the first nine months of 2016 of $1.6 million were primarily in connection with the CCB acquisition. As a percentage of average assets, noninterest expense was 1.70% for the nine months ended September 30, 2016, compared to 1.69%, excluding debt termination expense, for the nine months ended September 30, 2015.

Net Interest Income and Net Interest Margin

Net interest income, before provision for loan losses, was $63.2 million for the third quarter of 2016, compared to $66.0 million for the second quarter of 2016 and $65.9 million for the third quarter of 2015. Our net interest margin (tax equivalent) was 3.30% for the third quarter of 2016, compared to 3.57% for the second quarter of 2016 and 3.72% for the third quarter of 2015. Total average earning asset yield (tax equivalent) was 3.40% for the third quarter of 2016, compared to 3.68% for the second quarter of 2016 and 3.82% for the third quarter of 2015.

During the second quarter of 2016, there were three TDR loans that were paid in full resulting in a 20 basis point increase in the average yield on loans. Excluding this impact, the net interest margin (tax equivalent) was 3.45% for the second quarter of 2016. During the third quarter of 2015, there was one nonperforming loan paid in full resulting in a 29 basis point increase in the average yield on loans. Excluding this impact, the net interest margin (tax equivalent) was 3.57% for the third quarter of 2015.

Total cost of funds was 0.11% for the third quarter of 2016, compared to 0.12% for the second quarter of 2016 and 0.11% for the third quarter of 2015. Total average interest-earning assets during the current quarter grew by $258.3 million, or 3.42%, over the second quarter of 2016 and $596.7 million, or 8.27%, over the third quarter of 2015.

Income Taxes

Our effective tax rate for the three and nine months ended September 30, 2016 was 38.4% and 37.5%, respectively, compared with 36.0% for the nine months ended September 30, 2015. Our estimated annual effective tax rate varies depending upon tax-advantaged income as well as available tax credits.

Assets

The Company reported total assets of $8.04 billion at September 30, 2016. This represents an increase of $373.8 million, or 4.87%, from total assets of $7.67 billion at December 31, 2015. Interest-earning assets of $7.64 billion at September 30, 2016 increased $352.1 million, or 4.83%, when compared with $7.29 billion at December 31, 2015. The increase in interest-earning assets was primarily due to a $278.2 million increase in total loans, a $136.4 million increase in total interest-earning balances due from the Federal Reserve, and a $50.5 million increase in interest-earning balances due from depository institutions. This was partially offset by a $113.1 million decrease in total investment securities.

Total assets of $8.04 billion at September 30, 2016 increased $418.5 million, or 5.49%, from total assets of $7.63 billion at September 30, 2015. Interest-earning assets totaled $7.64 billion at September 30, 2016, an increase of $379.1 million, or 5.22%, when compared with earning assets of $7.26 billion at September 30, 2015. The increase in interest-earning assets was primarily due to a $473.0 million increase in total loans, and a $50.0 million increase in interest-earning balances due from depository institutions. This was partially offset by a $75.9 million decrease in total investment securities and a $68.2 million decrease in total interest-earning balances due from the Federal Reserve.

Investment Securities

Total investment securities were $3.11 billion at September 30, 2016, a decrease of $113.1 million, or 3.51%, from $3.22 billion at December 31, 2015 and a decrease of $75.9 million, or 2.38%, from $3.18 billion at September 30, 2015.

During the third quarter of 2015, we transferred investment securities from our available-for-sale (“AFS”) security portfolio to held-to-maturity (“HTM”). Transfers of securities into the HTM category from the AFS category are transferred at fair value at the date of transfer. The fair value of these securities at the date of transfer was $898.6 million. The unrealized holding gain or loss at the date of transfer is retained in accumulated other comprehensive income and in the carrying value of the held-to-maturity securities. The net unrealized holding gain at the date of transfer was $3.9 million after-tax and will continue to be reported in accumulated other comprehensive income (“AOCI”) and amortized over the remaining life of the securities as a yield adjustment.

At September 30, 2016, investment securities HTM totaled $879.0 million. The after-tax unrealized gain reported in AOCI on investment securities HTM was $2.6 million at quarter end.

At September 30, 2016, investment securities AFS totaled $2.23 billion, inclusive of a pre-tax net unrealized gain of $62.0 million.

Combined, the AFS and HTM investments in mortgage backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”) totaled $2.52 billion at September 30, 2016, compared to $2.43 billion at December 31, 2015 and $2.34 billion at September 30, 2015. Virtually all of our MBS and CMOs are issued or guaranteed by government or government sponsored enterprises, which have the implied guarantee of the U.S. Government. During the third quarter of 2016, we sold one impaired HTM private-label mortgage-backed security for a net gain of $548,000.

Our combined AFS and HTM municipal securities totaled $397.2 million as of September 30, 2016. These securities are located in 30 states. Our largest concentrations of holdings are located in Minnesota at 20.42%, Texas at 9.16%, Ohio at 6.16%, Massachusetts at 5.68%, and Michigan at 5.42%.

In the third quarter of 2016, we purchased $330.8 million of MBS and CMO securities with an average yield of approximately 2.02%. Our new purchases of MBS/CMO have an average duration of approximately 4 years. We also purchased $14.4 million of municipal securities with an average tax-equivalent yield of approximately 3.31% and $26.4 million of agency securities with an average tax-equivalent yield of 2.04%.

Loans

Total loans and leases, net of deferred fees and discounts, of $4.30 billion at September 30, 2016 increased by $57.2 million, or 1.35%, from June 30, 2016. The $57.2 million quarter-over-quarter increase was principally due to increases of approximately $26.9 million in commercial real estate loans, $25.4 million in dairy & livestock and agribusiness loans, and $15.1 million in commercial and industrial loans. SBA loans decreased by $7.7 million.

Total loans and leases, net of deferred fees and discounts, of $4.30 billion at September 30, 2016 increased by $278.2 million, or 6.93%, from December 31, 2015. The $278.2 million increase in total loans was principally due to increases of approximately $256.9 million in commercial real estate loans, $55.2 million in commercial and industrial loans, $22.1 million in construction loans, $7.7 million in SFR mortgage loans, and $10.9 million in consumer loans. Dairy & livestock and agribusiness loans decreased by $67.2 million, primarily due to seasonal paydowns.

Total loans and leases, net of deferred fees and discounts, of $4.30 billion at September 30, 2016 increased by $473.0 million, or 12.38%, from September 30, 2015. The $473.0 million increase in total loans was principally due to increases of approximately $325.2 million in commercial real estate loans, $75.0 million in commercial and industrial loans, $33.1 million in construction loans, $26.6 million in dairy & livestock and agribusiness loans, $19.8 million in SFR mortgage loans, and $9.4 million in consumer loans. SBA loans decreased by $12.2 million.

The increase in total loans included $158.7 million of loans acquired from CCB during the first quarter of 2016.

Deposits & Customer Repurchase Agreements

Deposits of $6.32 billion and customer repurchase agreements of $578.0 million totaled $6.90 billion at September 30, 2016. This represents a decrease of $277.5 million, or 3.87%, when compared with total deposits and customer repurchase agreements of $7.18 billion at June 30, 2016. Time deposits declined by $261.1 million quarter-over-quarter. Deposits and customer repurchase agreements increased by $291.0 million, or 4.40%, when compared with total deposits and customer repurchase agreements of $6.61 billion at December 31, 2015 and increased by $329.3 million, or 5.01%, when compared with $6.57 billion in total deposits and customer repurchase agreements reported at September 30, 2015.

Noninterest-bearing deposits were $3.66 billion at September 30, 2016, an increase of $407.4 million, or 12.54%, compared to $3.25 billion at December 31, 2015 and an increase of $352.6 million, or 10.67%, when compared to September 30, 2015. At September 30, 2016, noninterest-bearing deposits were 57.86% of total deposits, compared to 54.93% at December 31, 2015 and 55.46% at September 30, 2015. Our quarter end totals include a temporary deposit from a single bank customer that totaled $147 million at September 30, 2016. This deposit is expected to decline significantly during the fourth quarter.

The increase in total deposits at September 30, 2016 included $80.7 million of noninterest-bearing deposits and $209.6 million of total deposits acquired from CCB branch locations during the first quarter of 2016.

Our average cost of total deposits was 0.09% for the quarter ended September 30, 2016, compared to 0.09% for the same period last year. Our cost of total deposits including customer repurchase agreements was 0.10% for the quarter ended September 30, 2016, compared to 0.10% for the same period last year.

FHLB Advance, Other Borrowings and Debentures

At September 30, 2016, we had no short-term borrowings, compared to $46.0 million at December 31, 2015 and zero at September 30, 2015.

At September 30, 2016, we had $25.8 million of junior subordinated debentures, unchanged from December 31, 2015 and September 30, 2015. These debentures bear interest at three-month LIBOR plus 1.38% and mature in 2036.

Asset Quality

The allowance for loan losses totaled $61.0 million at September 30, 2016, compared to $60.9 million at June 30, 2016, $59.2 million at December 31, 2015 and $59.1 million at September 30, 2015. The allowance for loan losses was reduced by $2.0 million for the third quarter of 2016, offset by net recoveries of $2.1 million. The allowance for loan losses was 1.42%, 1.44%, 1.42%, 1.47%, and 1.55% of total loans and leases outstanding, at September 30, 2016, June 30, 2016, March 31, 2016, December 31, 2015, and September 30, 2015, respectively.

Nonperforming loans, defined as nonaccrual loans and nonperforming TDR loans, were $8.7 million at September 30, 2016, or 0.20% of total loans. This compares to nonperforming loans of $17.5 million, or 0.41% of total loans, at June 30, 2016, $21.0 million, or 0.52% of total loans, at December 31, 2015, and $23.6 million, or 0.62% of total loans, at September 30, 2015. The $8.7 million in nonperforming loans at September 30, 2016 are summarized as follows: $2.4 million in commercial real estate loans, $3.0 million in SBA loans, $2.2 million in SFR mortgage loans, $543,000 in commercial and industrial loans, and $470,000 in consumer and other loans. The $8.8 million decrease in nonperforming loans quarter-over-quarter was principally due to one nonperforming TDR commercial real estate loan that was returned to accrual status in the third quarter of 2016. This $8.6 million loan is a participation interest in the Company’s only Shared National Credit loan.

We had $4.8 million in Other Real Estate Owned (“OREO”) at September 30, 2016, compared to $6.0 million at June 30, 2016, $7.0 million at December 31, 2015, and $7.0 million at September 30, 2015. As of September 30, 2016, we had two OREO properties, compared with three OREO properties at June 30, 2016, four OREO properties at December 31, 2015, and five OREO properties at September 30, 2015. During the third quarter of 2016, we sold one OREO property with a carrying value of $1.2 million, realizing a net gain on sale of $16,000. There were no additions to OREO for the nine months ended September 30, 2016.

At September 30, 2016, we had loans delinquent 30 to 89 days of $522,000. This compares to $478,000 at June 30, 2016, $1.4 million at December 31, 2015, and $318,000 at September 30, 2015. As a percentage of total loans, delinquencies, excluding nonaccruals, were 0.01% at September 30, 2016 and June 30, 2016, 0.04% at December 31, 2015, and 0.01% at September 30, 2015.

At September 30, 2016, we had $27.0 million in performing TDR loans, compared to $20.3 million in performing TDR loans at June 30, 2016, $42.7 million in performing TDR loans at December 31, 2015, and $45.2 million at September 30, 2015. In terms of the number of loans, we had 29 performing TDR loans at September 30, 2016, compared to 31 performing TDR loans at June 30, 2016, 34 performing TDR loans at December 31, 2015, and 32 performing TDR loans at September 30, 2015.

Nonperforming assets, defined as nonaccrual loans plus other real estate owned, totaled $13.5 million at September 30, 2016, $23.5 million at June 30, 2016, $28.0 million at December 31, 2015, and $30.7 million at September 30, 2015. As a percentage of total assets, nonperforming assets were 0.17% at September 30, 2016, 0.28% at June 30, 2016, 0.37% at December 31, 2015, and 0.40% at September 30, 2015.

Classified loans are loans that are graded “substandard” or worse. At September 30, 2016, classified loans totaled $105.0 million, compared to $96.8 million at June 30, 2016, $76.9 million at December 31, 2015, and $85.6 million at September 30, 2015. The quarter-over-quarter increase was primarily due to an $8.4 million increase in classified dairy & livestock loans and a $2.7 million increase in classified commercial real estate loans, partially offset by a $2.7 million decrease in classified commercial and industrial loans.

CitizensTrust

As of September 30, 2016, CitizensTrust had approximately $2.65 billion in assets under management and administration, including $2.06 billion in assets under management. Revenues were $2.3 million for the third quarter of 2016 and $7.0 million for the first nine months of 2016, compared to $2.3 million and $6.6 million, respectively, for the same period of 2015. CitizensTrust provides trust, investment and brokerage related services, as well as financial, estate and business succession planning.

Corporate Overview

CVB Financial Corp. (“CVBF”) is the holding company for Citizens Business Bank. CVBF is the ninth largest bank holding company headquartered in California with assets of approximately $8.0 billion. CVBF recently earned the ranking of “Best Bank in America” according to Forbes’ America’s Best Banks 2016. Citizens Business Bank has 42 Business Financial Centers, eight Commercial Banking Centers, and three trust office locations serving the Inland Empire, Los Angeles County, Orange County, San Diego County, Ventura County, Santa Barbara County, and the Central Valley area of California.

Shares of CVB Financial Corp. common stock are listed on the NASDAQ under the ticker symbol “CVBF.” For investor information on CVB Financial Corp., visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab.

Conference Call

Management will hold a conference call at 7:30 a.m. PDT/10:30 a.m. EDT on Thursday, October 20, 2016 to discuss the Company’s third quarter 2016 financial results.

To listen to the conference call, please dial (877) 506-3368. A taped replay will be made available approximately one hour after the conclusion of the call and will remain available through November 3, 2016 at 6:00 a.m. PDT/9:00 a.m. EDT. To access the replay, please dial (877) 344-7529, passcode 10093103.

The conference call will also be simultaneously webcast over the Internet; please visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab to access the call from the site. Please access the website 15 minutes prior to the call to download any necessary audio software. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call, and will be available on the website for approximately 12 months.

Disclosure

This press release contains certain non-GAAP financial disclosures for tangible common equity, earnings before income taxes, which we refer to as “pre-tax earnings”, and net interest income and net interest margin adjusted for discount accretion on Purchase Credit Impaired (“PCI”) loans. The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. Please refer to the tables at the end of this release for a presentation of performance ratios in accordance with GAAP and a reconciliation of the non-GAAP financial measures to the GAAP financial measures.

Additional information about the Valley Commerce Bancorp Merger and Where to Find It

In connection with the proposed merger of CVB Financial Corp. and Valley Commerce Bancorp, CVB Financial Corp. will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of CVB Financial Corp. common stock to be issued to the shareholders of VCBP, which will contain CVB Financial Corp.’s prospectus and VCBP’s proxy statement. Before making any voting or investment decision, investors and security holders of Valley Commerce Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. In addition, CVB Financial Corp. and VCBP may file other relevant documents concerning the proposed merger with VCBP with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained when it becomes available by directing a request by telephone or mail to CVB Financial Corp., 701 N. Haven Avenue, Ontario, CA 01764, Attn: Corporate Secretary, telephone (909) 980-4030, or by accessing CVB Financial Corp.’s website at www.cbbank.com under “Investors.” The information on CVB Financial Corp.’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings it makes with the SEC.

Participants in the solicitation

CVB Financial Corp. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Valley Commerce Bancorp in connection with the transaction. Information about the directors and executive officers of CVB Financial Corp. is set forth in the definitive proxy statement on Schedule 14A filed with the SEC on April 6, 2016.

VCBP and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of VCBP in connection with the Merger.

Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

Safe Harbor

Certain matters set forth herein (including the exhibits hereto) constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations and our future financial position and operating results. Words such as “will likely result, “aims”, “anticipates”, “believes”, “could”, “estimates”, “expects”, “hopes”, “intends”, “may”, “plans”, “projects”, “seeks”, “should”, “will” and variations of these words and similar expressions help to identify these forward looking statements, which involve risks and uncertainties. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, local, regional, national and international economic and market conditions and events and the impact they may have on us, our customers and our assets and liabilities; our ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where we lend, including both residential and commercial real estate; a prolonged slowdown or decline in real estate construction, sales or leasing activities; changes in the financial performance and/or condition of our borrowers, depositors or key vendors or counterparties; changes in our levels of delinquent loans, nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of acquisitions or dispositions we may make, whether we are able to obtain any required governmental approvals in connection with any such acquisitions or dispositions, and/or our ability to realize the contemplated financial or business benefits associated with any such acquisitions or dispositions; our ability to realize cost savings in connection with our proposed acquisition of Valley Commerce Bancorp within expected time frames or at all, whether governmental approvals for the proposed transaction will be obtained within expected time frames or ever and whether the conditions to the closing of the proposed transaction, including approval by Valley Commerce’s shareholders, are satisfied; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, banking capital levels, consumer, commercial or secured lending, securities and securities trading and hedging, bank operations, compliance, fair lending, employment, executive compensation, insurance, cybersecurity, vendor management and information security) with which we and our subsidiaries must comply or believe we should comply or which may otherwise impact us; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including changes in the Basel Committee framework establishing capital standards for credit, operations and market risk; inflation, interest rate, securities market and monetary fluctuations; changes in government interest rates or monetary policies; changes in the amount and availability of deposit insurance; disruptions in the infrastructure that supports our business and the communities where we are located, which are concentrated in California, involving or related to physical site access, cyber incidents, terrorist and political activities, disease pandemics, catastrophic events, natural disasters, such as earthquakes, or drought, extreme weather events, electrical, environmental, computer servers, and communications or other services we use, or that affect our employees or third parties with whom we conduct business; or theft or loss of Company or customer data or money; political instability; acts of war or terrorism, or natural disasters, such as earthquakes, drought, or the effects of pandemic diseases; the timely development and acceptance of new banking products and services and the perceived overall value of these products and services by our customers and potential customers; the Company’s relationships with and reliance upon vendors with respect to the operation of certain of the Company’s key internal and external systems and applications; changes in commercial or consumer spending, borrowing and savings preferences or behaviors; technological changes and the expanding use of technology in banking (including the adoption of mobile banking and funds transfer applications); our ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive environment among financial and bank holding companies, banks and other financial service providers; competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies, volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions; fluctuations in the price of the Company’s common stock or other securities; and the resulting impact on the Company’s ability to raise capital or make acquisitions, the effect of changes in accounting policies and practices, as may be adopted from time-to-time by our regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in our organization, management, compensation and benefit plans, and our ability to retain or expand our workforce, management team and/or our board of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (including securities, consumer or employee class action litigation), regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; our ongoing relations with our various federal and state regulators, including the SEC, Federal Reserve Board, FDIC and California DBO; our success at managing the risks involved in the foregoing items and all other factors set forth in the Company’s public reports, including its Annual Report on Form 10-K for the year ended December 31, 2015, and particularly the discussion of risk factors within that document. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Any statements about future operating results, such as those concerning accretion and dilution to the Company’s earnings or shareholders, are for illustrative purposes only, are not forecasts, and actual results may differ.

###

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	September 30, 2016	December 31, 2015	September 30, 2015
Assets
Cash and due from banks	$119,420	$102,772	$100,334
Interest-earning balances due from Federal Reserve	139,739	3,325	207,893

Total cash and cash equivalents	259,159	106,097	308,227

Interest-earning balances due from depository institutions	83,178	32,691	33,189
Investment securities available-for-sale	2,227,551	2,368,646	2,312,721
Investment securities held-to-maturity	878,953	850,989	869,650

Total investment securities	3,106,504	3,219,635	3,182,371

Investment in stock of Federal Home Loan Bank (FHLB)	17,688	17,588	17,588
Loans and lease finance receivables	4,295,167	4,016,937	3,822,171
Allowance for loan losses	(61,001)	(59,156)	(59,149)

Net loans and lease finance receivables	4,234,166	3,957,781	3,763,022

Premises and equipment, net	38,671	31,382	31,797
Bank owned life insurance	134,073	130,956	130,076
Intangibles	5,293	2,265	2,487
Goodwill	88,174	74,244	74,244
Other assets	78,087	98,561	83,461

Total assets	$8,044,993	$7,671,200	$7,626,462

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$3,657,610	$3,250,174	$3,304,967
Investment checking	413,789	367,253	339,932
Savings and money market	1,823,163	1,589,345	1,600,382
Time deposits	426,433	710,488	714,191

Total deposits	6,320,995	5,917,260	5,959,472
Customer repurchase agreements	577,990	690,704	610,174
Other borrowings	-	46,000	-
Junior subordinated debentures	25,774	25,774	25,774
Payable for securities purchased	43,111	1,696	42,317
Other liabilities	73,820	66,367	67,998

Total liabilities	7,041,690	6,747,801	6,705,735

Stockholders’ Equity
Stockholders’ equity	964,700	902,490	886,174
Accumulated other comprehensive income, net of tax	38,603	20,909	34,553

Total stockholders’ equity	1,003,303	923,399	920,727

Total liabilities and stockholders’ equity	$8,044,993	$7,671,200	$7,626,462

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Assets
Cash and due from banks	$120,360	$105,254	$119,863	$103,007
Interest-earning balances due from Federal Reserve and federal funds sold	475,882	261,410	289,100	261,592

Total cash and cash equivalents	596,242	366,664	408,963	364,599

Interest-earning balances due from depository institutions	86,872	33,862	75,086	28,351
Investment securities available-for-sale	2,239,440	2,556,464	2,254,550	2,879,817
Investment securities held-to-maturity	747,813	563,020	769,979	190,696

Total investment securities	2,987,253	3,119,484	3,024,529	3,070,513

Investment in stock of Federal Home Loan Bank (FHLB)	17,688	17,588	17,935	21,477
Loans and lease finance receivables	4,248,225	3,786,860	4,155,717	3,750,516
Allowance for loan losses	(61,092)	(61,163)	(60,092)	(60,790)

Net loans and lease finance receivables	4,187,133	3,725,697	4,095,625	3,689,726

Premises and equipment, net	39,362	31,943	37,660	32,553
Bank owned life insurance	133,576	129,810	132,405	128,535
Intangibles	5,447	2,565	4,861	2,793
Goodwill	88,174	74,244	85,124	74,244
Other assets	114,807	113,740	117,606	105,379

Total assets	$8,256,554	$7,615,597	$7,999,794	$7,518,170

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$3,715,018	$3,225,175	$3,480,739	$3,106,307
Interest-bearing	2,804,867	2,727,772	2,809,431	2,743,870

Total deposits	6,519,885	5,952,947	6,290,170	5,850,177
Customer repurchase agreements	582,539	639,662	615,023	620,917
FHLB advances	—	—	949	39,463
Other borrowings	—	—	2,537	198
Junior subordinated debentures	25,774	25,774	25,774	25,774
Payable for securities purchased	55,532	28,505	22,992	22,626
Other liabilities	65,806	55,338	62,747	54,061

Total liabilities	7,249,536	6,702,226	7,020,192	6,613,216

Stockholders’ Equity
Stockholders’ equity	965,876	887,144	946,631	871,621
Accumulated other comprehensive income, net of tax	41,142	26,227	32,971	33,333

Total stockholders’ equity	1,007,018	913,371	979,602	904,954

Total liabilities and stockholders’ equity	$8,256,554	$7,615,597	$7,999,794	$7,518,170

CVB FINANCIAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest income:
Loans and leases, including fees	$47,754	$48,822	$143,781	$139,686
Investment securities:
Investment securities available-for-sale	11,425	14,734	36,242	50,171
Investment securities held-to-maturity	4,787	3,436	14,878	3,510

Total investment income	16,212	18,170	51,120	53,681
Dividends from FHLB stock	403	509	1,210	2,392
Federal funds sold and interest-earning deposits with other institutions	802	230	1,575	667

Total interest income	65,171	67,731	197,686	196,426

Interest expense:
Deposits	1,525	1,333	4,544	3,933
Borrowings and junior subordinated debentures	485	481	1,509	2,809

Total interest expense	2,010	1,814	6,053	6,742

Net interest income before recapture of provision for loan losses	63,161	65,917	191,633	189,684
Recapture of provision for loan losses	(2,000)	(2,500)	(2,000)	(4,500)

Net interest income after recapture of provision for loan losses	65,161	68,417	193,633	194,184

Noninterest income:
Service charges on deposit accounts	3,817	3,930	11,386	11,843
Trust and investment services	2,328	2,275	7,039	6,607
Gain on sale of loans	—	—	1,101	—
Other	3,038	2,208	7,614	6,319

Total noninterest income	9,183	8,413	27,140	24,769

Noninterest expense:
Salaries and employee benefits	20,464	20,395	63,275	59,338
Occupancy and equipment	4,102	3,853	11,940	11,218
Professional services	1,517	1,937	4,071	4,617
Recapture of provision for unfunded loan commitments	—	—	—	(500)
Debt termination expense	—	—	16	13,870
Acquisition related expenses	353	75	1,557	75
Other	6,570	6,482	20,949	20,129

Total noninterest expense	33,006	32,742	101,808	108,747

Earnings before income taxes	41,338	44,088	118,965	110,206
Income taxes	15,890	16,202	44,612	39,674

Net earnings	$25,448	$27,886	$74,353	$70,532

Basic earnings per common share	$0.23	$0.26	$0.69	$0.66

Diluted earnings per common share	$0.23	$0.26	$0.69	$0.66

Cash dividends declared per common share	$0.12	$0.12	$0.36	$0.36

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest income - (tax-equivalent) (TE)	$66,420	$69,429	$201,849	$201,707
Interest expense	2,010	1,814	6,053	6,742

Net interest income - (TE)	$64,410	$67,615	$195,796	$194,965

Return on average assets, annualized	1.23%	1.45%	1.24%	1.25%
Return on average equity, annualized	10.05%	12.11%	10.14%	10.42%
Efficiency ratio [1]	45.62%	44.05%	46.54%	50.71%
Efficiency ratio excluding debt termination [1] [2]	45.62%	44.05%	46.53%	44.24%
Noninterest expense to average assets, annualized	1.59%	1.71%	1.70%	1.93%
Noninterest expense to average assets, excluding debt termination expense [2]	1.59%	1.71%	1.70%	1.69%
Yield on average earning assets (TE)	3.40%	3.82%	3.57%	3.78%
Yield on average earning assets (TE) excluding discount on PCI loans	3.38%	3.77%	3.53%	3.72%
Cost of deposits	0.09%	0.09%	0.10%	0.09%
Cost of deposits and customer repurchase agreements	0.10%	0.10%	0.11%	0.10%
Cost of funds	0.11%	0.11%	0.12%	0.14%
Net interest margin (TE)	3.30%	3.72%	3.46%	3.65%
Net interest margin (TE) excluding discount on PCI loans	3.27%	3.67%	3.42%	3.60%
[1] Noninterest expense divided by net interest income before provision for loan losses plus noninterest income.
[2] See Non-GAAP table for efficiency ratio and noninterest expense reconciliation.

Weighted average shares outstanding
Basic	108,984,081	105,782,905	107,143,700	105,672,082
Diluted	109,370,404	106,280,533	107,547,042	106,139,116
Dividends declared	$12,968	$12,774	$38,853	$38,274
Dividend payout ratio [3]	50.96%	45.81%	52.25%	54.26%
[3] Dividends declared on common stock divided by net earnings.

Number of shares outstanding - (end of period)	108,097,493	106,355,098
Book value per share	$9.28	$8.66
Tangible book value per share	$8.42	$7.94

	September 30,
	2016	2015
Nonperforming assets:
Nonaccrual loans	$5,633	$8,500
Loans past due 90 days or more and still accruing interest	—	—
Troubled debt restructured loans (nonperforming)	3,033	15,148
Other real estate owned (OREO), net	4,840	7,003

Total nonperforming assets	$13,506	$30,651

Troubled debt restructured performing loans	$27,018	$45,213

Percentage of nonperforming assets to total loans outstanding and OREO	0.31%	0.80%
Percentage of nonperforming assets to total assets	0.17%	0.40%
Allowance for loan losses to nonperforming assets	451.66%	192.98%

	Nine Months Ended September 30,
	2016	2015
Allowance for loan losses:
Beginning balance	$59,156	$59,825
Total charge-offs	(195)	(778)
Total recoveries on loans previously charged-off	4,040	4,602

Net recoveries	3,845	3,824
Recapture of provision for loan losses	(2,000)	(4,500)

Allowance for loan losses at end of period	$61,001	$59,149

Net recoveries to average loans	0.093%	0.102%

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

Quarterly Common Stock Price

	2016		2015		2014
Quarter End	High	Low	High	Low	High	Low
March 31,	$17.70	$14.02	$16.21	$14.53	$17.08	$14.23
June 30,	17.92	15.25	$18.11	$15.45	$16.42	$13.77
September 30,	17.88	15.39	$18.37	$15.30	$16.50	$14.35
December 31,	—	—	$18.77	$15.82	$16.47	$13.35

Quarterly Consolidated Statements of Earnings

	Q3	Q2	Q1	Q4	Q3
	2016	2016	2016	2015	2015
Interest income
Loans, including fees	$47,754	$50,257	$45,770	$45,977	$48,822
Investment securities and other	17,417	17,758	18,730	19,110	18,909

Total interest income	65,171	68,015	64,500	65,087	67,731

Interest expense
Deposits	1,525	1,582	1,437	1,333	1,333
Other borrowings	485	477	547	496	481

Total interest expense	2,010	2,059	1,984	1,829	1,814

Net interest income before recapture of provision for loan losses	63,161	65,956	62,516	63,258	65,917
Recapture of provision for loan losses	(2,000)	—	—	(1,100)	(2,500)

Net interest income after recapture of provision for loan losses	65,161	65,956	62,516	64,358	68,417

Noninterest income	9,183	9,274	8,683	8,714	8,413
Noninterest expense	33,006	34,438	34,364	31,912	32,742

Earnings before income taxes	41,338	40,792	36,835	41,160	44,088
Income taxes	15,890	15,278	13,444	12,547	16,202

Net earnings	$25,448	$25,514	$23,391	$28,613	$27,886

Basic earnings per common share	$0.23	$0.23	$0.22	$0.27	$0.26
Diluted earnings per common share	$0.23	$0.23	$0.22	$0.27	$0.26
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.12	$0.12
Cash dividends declared	$12,968	$12,951	$12,934	$12,766	$12,774

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Loan Portfolio by Type

	9/30/2016	6/30/2016	3/31/2016	12/31/2015	9/30/2015
Commercial and industrial	$496,814	$481,713	$474,108	$441,572	$421,771
SBA	104,379	112,110	114,073	107,260	116,540
Real estate:
Commercial real estate	2,981,859	2,954,921	2,893,717	2,724,970	2,656,650
Construction	90,710	94,009	89,648	68,563	57,578
SFR mortgage	241,672	237,674	233,155	233,947	221,894
Dairy & livestock and agribusiness	239,749	214,333	227,965	306,938	213,193
Municipal lease finance receivables	68,309	71,929	73,098	74,135	75,839
Consumer and other loans	81,143	81,541	78,503	71,716	72,096

Gross loans	4,304,635	4,248,230	4,184,267	4,029,101	3,835,561
Less:
Purchase accounting discount on PCI loans	(1,894)	(2,430)	(3,110)	(3,872)	(4,754)
Deferred loan fees, net	(7,574)	(7,872)	(7,748)	(8,292)	(8,636)
Allowance for loan losses	(61,001)	(60,938)	(59,336)	(59,156)	(59,149)

Net loans	$4,234,166	$4,176,990	$4,114,073	$3,957,781	$3,763,022

Deposit Composition by Type and Customer Repurchase Agreements
	9/30/2016	6/30/2016	3/31/2016	12/31/2015	9/30/2015
Noninterest-bearing	$3,657,610	$3,666,206	$3,352,128	$3,250,174	$3,304,967
Investment checking	413,789	408,105	378,624	367,253	339,932
Savings and money market	1,823,163	1,824,119	1,764,594	1,589,345	1,600,382
Time deposits	426,433	687,556	720,932	710,488	714,191

Total deposits	6,320,995	6,585,986	6,216,278	5,917,260	5,959,472
Customer repurchase agreements	577,990	590,465	626,860	690,704	610,174

Total deposits and customer repurchase agreements	$6,898,985	$7,176,451	$6,843,138	$6,607,964	$6,569,646

CVB FINANCIAL CORP. AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands)

Nonperforming Assets and Delinquency Trends

	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Nonperforming loans:
Commercial and industrial	$543	$568	$622	$704	$1,051
SBA	3,013	2,637	2,435	2,567	2,634
Real estate:
Commercial real estate	2,396	11,396	12,082	14,541	16,696
Construction	—	—	—	—	—
SFR mortgage	2,244	2,443	2,549	2,688	2,778
Dairy & livestock and agribusiness	—	—	—	—	—
Consumer and other loans	470	428	456	519	489

Total	$8,666	$17,472	$18,144	$21,019	$23,648

% of Total gross loans	0.20%	0.41%	0.43%	0.52%	0.62%
Past due 30-89 days:
Commercial and industrial	$—	$61	$111	$—	$—
SBA	—	—	—	—	—
Real estate:
Commercial real estate	228	320	—	354	266
Construction	—	—	—	—	—
SFR mortgage	—	—	625	1,082	—
Dairy & livestock and agribusiness	—	—	—	—	—
Consumer and other loans	294	97	164	—	52

Total	$522	$478	$900	$1,436	$318

% of Total gross loans	0.01%	0.01%	0.02%	0.04%	0.01%
OREO:
Commercial and industrial	$—	$—	$—	$—	$—
Real estate:
Commercial real estate	—	1,209	1,705	2,125	2,135
Construction	4,840	4,840	4,840	4,868	4,868

Total	$4,840	$6,049	$6,545	$6,993	$7,003

Total nonperforming, past due, and OREO	$14,028	$23,999	$25,589	$29,448	$30,969

% of Total gross loans	0.33%	0.57%	0.61%	0.73%	0.81%

Net Interest Income and Net Interest Margin Reconciliations (Non-GAAP)

We use certain non-GAAP financial measures to provide supplemental information regarding our performance. Net interest income for the three months ended September 30, 2016 and 2015 include a yield adjustment of $543,000 and $1.0 million, respectively. Net interest income for the nine months ended September 30, 2016 and 2015 include a yield adjustment of $2.1 million and $3.0 million, respectively. These yield adjustments relate to discount accretion on Purchase Credit Impaired (“PCI”) loans, and are reflected in the Company’s net interest margin. We believe that presenting net interest income and the net interest margin excluding these yield adjustments provides additional clarity to the users of financial statements regarding core net interest income and net interest margin.

	Three Months Ended September 30,
	2016			2015
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
	(Dollars in thousands)
Total interest-earning assets (TE)	$7,815,920	$66,420	3.40%	$7,219,204	$69,429	3.82%
Discount on acquired PCI loans	2,264	(543)		5,467	(998)

Total interest-earning assets, excluding PCI loan discount and yield adjustment	$7,818,184	$65,877	3.38%	$7,224,671	$68,431	3.77%

Net interest income and net interest margin (TE)		$64,410	3.30%		$67,615	3.72%
Yield adjustment to interest income from discount accretion on acquired PCI loans		(543)			(998)

Net interest income and net interest margin (TE), excluding yield adjustment		$63,867	3.27%		$66,617	3.67%

	Nine Months Ended September 30,
	2016			2015
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
	(Dollars in thousands)
Total interest-earning assets (TE)	$7,562,367	$201,849	3.57%	$7,132,449	$201,707	3.78%
Discount on acquired PCI loans	2,987	(2,112)		6,330	(3,010)

Total interest-earning assets, excluding PCI loan discount and yield adjustment	$7,565,354	$199,737	3.53%	$7,138,779	$198,697	3.72%

Net interest income and net interest margin (TE)		$195,796	3.46%		$194,965	3.65%
Yield adjustment to interest income from discount accretion on acquired PCI loans		(2,112)			(3,010)

Net interest income and net interest margin (TE), excluding yield adjustment		$193,684	3.42%		$191,955	3.60%

Tangible Book Value Reconciliations (Non-GAAP)

The tangible book value per share is a Non-GAAP disclosure. The Company uses certain non-GAAP financial measures to provide supplemental information regarding the Company’s performance. The following is a reconciliation of tangible book value to the Company stockholders’ equity computed in accordance with GAAP, as well as a calculation of tangible book value per share as of September 30, 2016 and 2015.

	September 30,
	2016	2015
	(Dollars in thousands, except per share amounts)
Stockholders’ equity	$1,003,303	$920,727
Less: Goodwill	(88,174)	(74,244)
Less: Intangible assets	(5,293)	(2,487)

Tangible book value	$909,836	$843,996
Common shares issued and outstanding	108,097,493	106,355,098

Tangible book value per share	$8.42	$7.94

Noninterest Expense and Efficiency Ratio Reconciliation (Non-GAAP)

We use certain non-GAAP financial measures to provide supplemental information regarding our performance. Noninterest expense for the nine months ended September 30, 2016 and 2015 includes debt termination expense of $16,000 and $13.9 million, respectively. We believe that presenting the efficiency ratio, and the ratio of noninterest expense to average assets, excluding the impact of debt termination expense, provides additional clarity to the users of financial statements regarding core financial performance.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(Dollars in thousands)
Net interest income	$63,161	$65,917	$191,633	$189,684
Noninterest income	9,183	8,413	27,140	24,769
Noninterest expense	33,006	32,742	101,808	108,747
Less: Debt termination expense	—	—	(16)	(13,870)

Adjusted noninterest expense	$33,006	$32,742	$101,792	$94,877
Efficiency ratio	45.62%	44.05%	46.54%	50.71%
Adjusted efficiency ratio	45.62%	44.05%	46.53%	44.24%
Adjusted noninterest expense	$33,006	$32,742	$101,792	$94,877
Average assets	$8,256,554	$7,615,597	$7,999,794	$7,518,170
Adjusted noninterest expense to average assets [1]	1.59%	1.71%	1.70%	1.69%

[1] Annualized